UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

HILL INTERNATIONAL, INC.

(Name of Subject Company)

HILL INTERNATIONAL, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

431466101

(CUSIP Number of Class of Securities)

Raouf S. Ghali,
Chief Executive Officer and President

One Commerce Square

2005 Market Street, 17th Floor

Philadelphia, Pennsylvania 19103

(215) 309-7700

With copies to:

Darrick M. Mix, Esq.

Peter Visalli, Esq.

Justin A. Santarosa, Esq.

Duane Morris LLP

30 S. 17th Street

Philadelphia, PA 19103

(215) 979-1000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned cash tender offer (the “Offer”) by Global Infrastructure Solutions Inc., a Delaware corporation (“Parent”), and Liberty Acquisition Sub Inc., a Delaware corporation (“Merger Sub”), to acquire all of the issued and outstanding shares of the common stock, par value $0.0001 per share, of Hill International, Inc., a Delaware corporation (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of August 16, 2022, by and among Parent, Merger Sub and the Company (the “Merger Agreement”). Upon the consummation of the Offer, Merger Sub will merge with and into the Company (the “Merger” and together with the Offer and the transactions contemplated by the Merger Agreement, the “Transactions”) pursuant to Section 251(h) of the Delaware General Corporation Law with the Company as the surviving corporation.

This Schedule 14D-9 filing consists of the following document relating to the proposed Offer and Merger:

•	Exhibit 99.1: Email from Raouf Ghali, Chief Executive Officer of the Company, to employees on August 16, 2022

Additional Information and Where to Find It

The Offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Company Common Stock. The solicitation and offer to buy shares of Company Common Stock will only be made pursuant to the tender offer materials that Parent intends to file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the Offer is commenced, Parent will file a tender offer statement on Schedule TO with the SEC, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer. THE COMPANY’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Both the tender offer statement and the solicitation/recommendation statement will be mailed to the Company’s stockholders free of charge. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s website at www.sec.gov, at the Company’s website at http://www.hillintl.com or by directing a request to the information agent for the tender offer who will be named in the tender offer materials.

Forward-Looking Statements

Certain statements in this communication are “forward-looking statements.” These statements relate to future events or the Company’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “forecast,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “poised,” “predict,” “potential” or the negative of those terms or other comparable terminology. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, including, among others, risks relating to: changes in facts and circumstances and other risks, uncertainties and assumptions concerning the Offer and the subsequent Merger, including whether the Offer and the Merger will consummate, the structure of the Transactions, the timing of the consummation of the Offer and the Merger, strategic and other potential benefits of the Transactions, the ability of the parties to satisfy the various conditions to the consummation of the Offer or the Merger, including the outcome of the regulatory reviews of the Transaction, the percentage of outstanding shares that will be tendered in the Offer, the ability of the parties to comply with their respective obligations in the Merger Agreement, the potential effects of the Transactions, the outcome of legal proceedings (if any) that may be instituted against the Company, Parent or Merger Sub (or any of their respective affiliates) and/or others related to the Transactions, unexpected costs or unexpected liabilities that may result from the Transactions (whether or not consummated), the possibility that competing offers will be made, the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require the Company to pay a termination fee or other expenses, the effects of disruption from the announcement or pendency of the Transactions making it more difficult to maintain relationships with employees, customers, suppliers, and other business partners of the Company, potential diversion of management's attention from the Company’s ongoing business operations, the impact of the COVID-19 pandemic and its impact on the Company’s operation, and other general risks facing the Company’s business and operations.

When considering forward-looking statements, investors should keep in mind the risk factors and other cautionary statements set forth in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and the other reports that the Company files with the Securities and Exchange Commission (“SEC”), from time to time. Except as required under applicable law, the Company assumes no obligation to update or revise any forward-looking statements made herein or any other forward-looking statements made by it, whether as a result of new information, future events or otherwise.